上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2008 MAR 25 A 9:27

By Courier

Our Ref: SIHL/ADR/08

25th March 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, D.C. 20549
United States

08001441

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 20th March 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

Yours faithfully,

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dlw 3/27

SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code : 363)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF THE WING FAT PRINTING COMPANY, LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

POSTPONEMENT

Reference is made to the circular of Shanghai Industrial Holdings Limited (the "Company") dated 9th November 2007 relating to, inter alia, the Proposed Spin-off ("Circular"). Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Board announces that given the current volatile market conditions, WF Printing has decided to postpone the Global Offering until further notice.

Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

An announcement will separately be made by WF Printing to provide, inter alia, details regarding arrangements for the refund of application moneys for WF Shares applied pursuant to the Global Offering.

By Order of the Board
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 20th March 2008

As at the date of this announcement, the Board of Directors of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END